SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Black Raven Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

092164102

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 13 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0
8 SHARED VOTING POWER - 15,166,667
9 SOLE DISPOSITIVE POWER - 0
10 SHARED DISPOSITIVE POWER - 15,166,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91%
14	TYPE OF REPORTING PERSON OO

Page 2 of 13 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0
8 SHARED VOTING POWER - 15,166,667
9 SOLE DISPOSITIVE POWER - 0
10 SHARED DISPOSITIVE POWER - 15,166,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91%
14	TYPE OF REPORTING PERSON CO, IA

Page 3 of 13 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0
8 SHARED VOTING POWER - 15,166,667
9 SOLE DISPOSITIVE POWER - 0
10 SHARED DISPOSITIVE POWER - 15,166,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91%
14	TYPE OF REPORTING PERSON IN, HC

Page 4 of 13 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0
8 SHARED VOTING POWER - 15,166,667
9 SOLE DISPOSITIVE POWER - 0
10 SHARED DISPOSITIVE POWER - 15,166,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91%
14	TYPE OF REPORTING PERSON IN, HC

Page 5 of 13 pages

CUSIP No.: 092164102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0
8 SHARED VOTING POWER - 15,166,667
9 SOLE DISPOSITIVE POWER - 0
10 SHARED DISPOSITIVE POWER - 15,166,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,166,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91%
14	TYPE OF REPORTING PERSON IN, HC

Page 6 of 13 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the “Common Stock”), of Black Raven Energy, Inc. (the “Issuer”), with its principal executive offices located at 1875 Lawrence Street, Suite 450, Denver, Colorado 80202.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the “Fund”); (2) West Coast Asset Management, Inc., a California corporation (the “Managing Member”), which serves as the managing member of the Fund; (3) R. Atticus Lowe, a United States Citizen (“Lowe”); (4) Lance W. Helfert, a United States Citizen (“Helfert”); and (5) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe’s and Helfert’s principal occupation is serving on the investment committee of the Managing Member. Orfalea’s principal occupation is involvement with a range of business ventures (including the Managing Member) and not-for-profit organizations.

The principal business of the Managing Member is providing investment management services to the Fund and to separately managed accounts, some of which are affiliated with the Reporting Persons. The Fund owns all of the shares reported in this Statement. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons in making the purchases of Common Stock reported herein was $3,500,000 in the aggregate from working capital.

ITEM 4.	Purpose of Transaction.

Modified Second Amended Joint Plan of Reorganization

On January 16, 2009, the United States Bankruptcy Court for the District of Colorado (the “Bankruptcy Court”) entered an order confirming the Modified Second Amended Joint Plan of Reorganization (the “Plan”) filed by PRB Energy, Inc. (“PRB Energy”) and PRB Oil & Gas, Inc. (“PRB Oil”). The Plan became effective on February 2, 2009 (the “Effective Date”). In connection with PRB Energy's reorganization and exit from bankruptcy, PRB Energy changed its corporate name to Black Raven Energy, Inc., effective as of the Effective Date. On the Effective Date, pursuant to the Plan, all 8,721,994 shares of PRB Energy's common stock outstanding immediately prior to the Effective Date were cancelled.

Page 7 of 13 pages

Pursuant to the Plan the Fund acquired 13,500,000 shares of Common Stock. The shares of Common Stock were issued to the Fund in settlement of its claims in the bankruptcy of Issuer. In addition, the Fund (i) loaned an additional $1,500,000 as exit financing (“Exit Financing Facility”) to the Issuer, and (ii) also guaranteed that the Company would raise at least $7,500,000 of additional equity financing within 90 days of the confirmation date.

On April 13, 2009, the Fund entered into the Agreement Regarding the New Equity Raise Under the Modified Second Amended Joint Plan of Reorganization (the “Equity Raise Agreement”), in which the Official Committee of Unsecured Creditors Appointed by the Bankruptcy Court in the Company’s Bankruptcy’s Case agreed to waive the $7,500,000 obligation. In consideration, the Fund agreed to make additional investments in the amount of $3,500,000 prior to September 30, 2010 and reduce the interest rate on the Secured Loan and Exit Financing Facility until there has been a capital raise of $7,500,000 in the aggregate.

Pursuant to the Equity Raise Agreement, the Fund made the following additional investments:

Date	Shares Purchased	Aggregate Purchase Price
April 23, 2009	166,667	$500,000
July 7, 2009	500,000	$1,000,000
August 27, 2009	250,000	$500,000
September 17, 2009	750,000	$1,500,000

Total	1,666,667	$3,500,000

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of September 17, 2009, the Fund directly owns 15,166,667 shares of Common Stock, representing 91% of all of the outstanding shares of Common Stock. The Managing Member and the Principals may be deemed to share with the Fund (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentage set forth in this response is based on the 15,000,000 shares of Common Stock outstanding as of February 2, 2009, as reported by the Issuer in its Form 8-A filed on February 12, 2009, plus the number of shares purchased by the Fund pursuant to the Equity Raise Agreement.

(b) The Managing Member and the Principals may be deemed to share power with the Fund (and with each other and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 15,166,667 shares of Common Stock held by the Fund.

(c) Other than as set forth in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

Page 8 of 13 pages

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

Page 9 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: September 21, 2009

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Vice President Finance of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

Page 10 of 13 pages

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

Exhibit B – Power of Attorney dated January 15, 2009

Page 11 of 13 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of Black Raven Energy, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: September 21, 2009

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Vice President Finance of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

Page 12 of 13 pages

EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: January 15, 2009	/s/ Lance W. Helfert
Lance W. Helfert

Dated: January 15, 2009	/s/ R. Atticus Lowe
R. Atticus Lowe

Page 13 of 13 pages